SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

Douglas H. Miller 12377 Merit Drive, Suite 1700, LB 82 Dallas, Texas 75251 (214) 368-2084

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402	Page 2 of 3

1	Names of reporting persons Douglas H. Miller
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,669,739 (1)
	8	Shared voting power 0
	9	Sole dispositive power 6,669,739 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,669,739 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 3.1% (2)
14	Type of reporting person IN

(1)	Includes 406,225 shares of common stock held for the benefit of Mr. Miller’s immediate family members in the following trusts: (i) Douglas H. Miller, Trustee, Samantha Hayes Hokanson 2005 Grantor Retained Annuity Trust; (ii) Douglas H. Miller, Trustee, Thomas Lee Miller 2005 Grantor Retained Annuity Trust; (iii) Douglas H. Miller, Trustee, Anthony Dickson Miller 2005 Grantor Retained Annuity Trust; (iv) Douglas H. Miller, Trustee, Elizabeth Brett Miller 2005 Grantor Retained Annuity Trust; (v) Douglas H. Miller, Trustee, Douglas Austin Miller 2005 Grantor Retained Annuity Trust; and (vi) Douglas H. Miller, Trustee, Lana J. Miller Marital Trust. Includes options to acquire 2,102,400 shares of common stock, whether or not currently exercisable. Includes 14,366 shares of common stock in Mr. Miller’s 401(k) plan.
(2)	Based on 213,815,309 shares of common stock outstanding as of April 28, 3011 and options to acquire 2,102,400 shares of common stock that are beneficially held by the Reporting Person, whether or not currently exercisable.

SCHEDULE 13D

This Amendment No. 2 (this “Amendment No. 2”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2010 by and on behalf of Douglas H. Miller, as amended by Amendment No. 1 filed with the SEC on January 13, 2011 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following after the last paragraph therein:

On July 8, 2011, the Special Committee of the Board of Directors issued the press release attached to this Amendment No. 2 as Exhibit A and terminated their consideration of the Proposal.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended as of the date hereof by adding the following at the end thereof:

Exhibit 99.6            Press Release, dated as of July 8, 2011, issued by EXCO Resources, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2010

DOUGLAS H. MILLER

/s/ Douglas H. Miller
Douglas H. Miller